August 2, 2010 VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: Vince Di Stefano (202) 551-6965

RE: Birmiwal Investment Trust (the “Registrant”) File Nos. 333-102801 and 811-21289

Dear Mr. Di Stefano:

     On behalf of the Registrant, this letter responds to the comments you provided on July 19, 2010 with respect to Post-Effective Amendment No. 10 to the Registration Statement, filed on June 3, 2010, with regard to the Birmiwal Oasis Fund. Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1: Please delete the redundant parenthetical “fees paid directly from your investment” in the fee table and delete “Wire Redemption Fees” and “IRA Custodian Fee (using the Fund’s custodian”) on page 1 of the prospectus.

Response 1: We have deleted the redundant parenthetical “fees paid directly from your investment” in the fee table and delete “Wire Redemption Fees” and “IRA Custodian Fee (using the Fund’s custodian”) on page 1 of the prospectus.

Comment 2: Please conform footnote (a) on page 1 of the prospectus to Instruction 3(e) of Item
3 of Form N-1A.

Response 2: The Adviser does not reimburse rather pays the operating expenses of the Fund from its advisory fee. Therefore we have not updated the footnote (a).

Comment 3: Please modify footnote (b) on page 1 of the prospectus to conform to Form N-1A.

Response 3: We have modified footnote (b) on page 1 of the prospectus to conform to Form
N-1A.

Comment 4: Please clarify the types of securities the Fund primarily invests in under “The
Principal Investment Strategies of the Fund” on page 2 of the prospectus.

Response 4: We have clarified that the Fund primarily invests in “common stocks of domestic and foreign companies, exchange traded funds, and options” under “The Principal Investment
Strategies of the Fund”.

Comment 5: Please advise the Staff if investing in REITs is a principal investment strategy.

Response 5: Management has determined that investing in REITs is not a principal investment strategy, therefore the disclosure has been removed from the prospectus.

Comment 6: Please add additional language to “The Principal Investment Strategies of the
Fund” in the summary section on how the adviser decides which securities to buy and sell.

Response 6: We have added additional language to “The Principal Investment Strategies of the
Fund” on how the adviser decides which securities to buy and sell in the summary section.

Comment 7: Under “Foreign Risk” on page 2 of the prospectus please add additional risks associated with “war, expropriation and nationalization”.

Response 7: Under “Foreign Risk” on page 2 of the prospectus we have added “war, expropriation and nationalization”.

Comment 8: Under “Real Estate Investment Trusts (REITs) Risk” on page 3 of the prospectus please add additional language associated with the indirect expenses of REITs.

Response 8: Under “Real Estate Investment Trusts (REITs) Risk” on page 3 of the prospectus we have removed the REIT disclosure.

Comment 9: On page 4 of the prospectus under “Portfolio Turnover Risk” please change “may engage” to “generally engages”.

Response 9: On page 4 of the prospectus under “Portfolio Turnover Risk” we have changed
“may engage” to “generally engages”.

Comment 10: Under “Performance,” please remove the sentence “The bar chart shows calendar year total returns for the Fund for each full year since its inception”.

Response 10: We have removed the sentence “The bar chart shows calendar year total returns for the Fund for each full year since its inception” under “Performance.”

Comment 11: Please add the title for the Portfolio Manager.

Response 11: We have added the title for the Portfolio Manager.

Comment 12: On page 5 of the prospectus under “Tax Information” please delete “are taxable and”. Also please delete the last sentence.

Response 12: On page 5 of the prospectus under “Tax Information” we have deleted “are taxable and”. We have also deleted the last sentence.

Comment 13: On page 5 of the prospectus under “Payments to Broker-Dealers and Other
Financial Intermediaries” please modify the disclosure to conform to Form N-1A.

Response 13: We have modified the disclosure under “Payments to Broker-Dealers and Other
Financial Intermediaries” to conform to Form N-1A.

Comment 14: Please add the disclosure related to the Adviser’s buy and sell discipline currently included under “The Investment Selection Process Used by the Fund” to “The Principal
Investment Strategy of the Fund” in the summary section.

Response 14: We have added the disclosure related to the Adviser’s buy and sell discipline included under “The Investment Selection Process Used by the Fund” to “The Principal
Investment Strategy of the Fund” in the summary section.

Comment 15: On page 10 of the prospectus under “Performance-Based Management Fees”
please state the maximum and minimum fees a shareholder will pay.

Response 15: We have added additional information related to the maximum and minimum fees a shareholder will pay based on the “Performance-Based Management Fees”.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (619) 588-9700 if you should require any further information.

Sincerely,

/s/ Jeff Provence
Jeff Provence

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